SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013 (Report No. 4)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

The first paragraph of the press release attached to this Form 6-K is incorporated by reference into the registration statements on Form F-3 (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: December 26, 2013

Press Release

For Immediate Release

OTI Receives $10 Million Payment from Sale of SmartID Division

Divestiture Increases Company Emphasis on Core Contactless Technology and NFC Solutions

Rosh Pina, Israel – December 26, 2013 - On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in cashless payment solutions based on contactless transactions and near-field communication (NFC), has closed the sale of its SmartID division to SuperCom Ltd. (NASDAQ: SPCB), a global provider of traditional and digital identity solutions.

SuperCom acquired the SmartID division’s ongoing operations, including accounts and transfer of related employees, as well as intellectual property directly related to the SmartID business. OTI received $10 million in cash at the closing as the agreed closing payment. An additional payment of $7.5 million is expected to be received upon the completion of certain earn-out and business milestones, and an additional $5 million subject to performance-based milestones over three years.

“It was a long process and we are appreciative to the dedicated teams of both companies who made it happen,” said Ofer Tziperman, CEO of OTI. “I am especially proud of the SmartID team and wish them a great success with SuperCom.

“The divestiture marks a major step in executing on our strategic plan of focusing on our core business of providing cashless payment technology and solutions. With the additional cash now on our balance sheet, we can more effectively capitalize on the fast growing, multi-billion dollar NFC and cashless payments markets. We plan to leverage our bolstered balance sheet and significant competitive advantages to drive OTI’s long-term growth and profitability.”

About OTI
On Track Innovations Ltd. (OTI) is a leader in contactless and NFC applications based on its extensive patent and IP portfolio. OTI's field-proven innovations have been deployed around the world to address NFC and other cashless payment solutions, petroleum payment and management, cashless parking fee collection systems and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances. For more information, visit www.otiglobal.com.

Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding receipt of future consideration from the sale of OTI’s SmartID Division, OTI’s long term growth and profitability, further penetration of the NFC markets and execution of OTI’s growth plans. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in OTI’s annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
Scott Liolios or Matt Glover
Liolios Group, Inc.
949 574 3860
otiv@liolios.com